Exhibit 99.1

NervGen Announces Positive Independent, Blinded Biomechanical Gait Analyses
Demonstrating Genuine Neural Recovery with NVG-291 in Phase 1b/2a CONNECT SCI Study

•	NVG-291 demonstrated statistically significant improvement in gait quality (p=0.0197), based on a Global Statistical Test integrating the established hallmarks of genuine neural recovery into a unified assessment of treatment benefit.

•	Based on the Global Statistical Test, 100% (10/10) of NVG-291 subjects were classified as responders across the composite of the hallmarks of genuine neural recovery, versus 10% (1/10) of placebo subjects (p=0.0001).

•	These biomechanical gait findings join reported improvements in electrophysiological signaling, functional hand use, and quality of life, reflecting a consistent, multi-domain pattern of benefit with NVG-291 in the Phase 1b/2a CONNECT SCI study.

VANCOUVER, British Columbia – May 26, 2026 – NervGen Pharma Corp. (“NervGen” or the “Company") (NASDAQ: NGEN), a
clinical-stage biopharmaceutical company developing first-in-class neuroreparative therapeutics for spinal cord injury (SCI) and other neurotraumatic and neurologic conditions, today announced positive independent, blinded biomechanical gait analyses demonstrating genuine neural recovery with NVG-291 in the Phase 1b/2a CONNECT SCI study.

The biomechanical analyses were conducted by Newton Tech, an AI-powered movement intelligence company specializing in video-based motion capture and computational analysis of standardized walking assessments to produce quantitative measures of gait quality. The metrics evaluated represent established hallmarks of genuine neural recovery: coordination, mechanical effort, and postural stability. The statistical methodology and computational analyses of the resulting data were independently verified by the Department of Computational Biomedicine at a leading academic medical center.

“These results extend the robust efficacy observed in the Phase 1b/2a CONNECT SCI study, providing independent and objective evidence that NVG-291 is promoting genuine neural recovery, as reflected in lower-body locomotor function,” said Adam Rogers, MD, President and Chief Executive Officer of NervGen. “In a chronic population, where meaningful natural recovery has largely plateaued, these findings strengthen the growing evidence supporting NVG-291 as a potentially best-in-class restorative therapy for chronic tetraplegia. When combined with previously reported clinical improvements, these new biomechanical findings further reinforce the foundation upon which we are advancing NVG-291 into the Phase 3 RESTORE registrational study in chronic tetraplegia, and our potential path to approval as the first pharmacologic therapy capable of enabling the nervous system to repair itself.”

"Distinguishing genuine neural recovery from compensation has long been the central challenge with SCI, as well as movement disorders as a whole," said Armin Curt, MD, Clinical Director of the SCI Center at Balgrist University Hospital, Zürich, and Head of the Accelerated Translational Program at Wings for Life, a global nonprofit dedicated to finding a cure for SCI. "The multi-domain biomechanical signature reported here is precisely the pattern one would hope to find from a therapy enabling true underlying neural recovery. That this biomechanical signal was identified through an independent, blinded and objective process, together with a multivariate analysis, strengthens the rationale for NVG-291 as potentially the first pharmacologic candidate capable of promoting functional recovery in chronic tetraplegia."

Evaluation of the Hallmarks of Genuine Neural Recovery

Improvements in walking speed arise through two distinct mechanisms: genuine neural recovery, in which the nervous system regains voluntary movement control, or compensation, in which intact muscles exert increased effort. Assessing objective biomechanical movement across these established hallmarks of genuine neural recovery differentiates the two mechanisms:

•	Coordination: The measurement of the hip-knee cyclogram perimeter; how smoothly the hip and knee move together during walking. Neural recovery produces efficient, coordinated movement patterns, while compensation results in decreased control.

•	Mechanical effort: The measurement of peak angular joint velocity; the amount of exertion required from the hip, knee, and ankle to walk. Neural recovery reduces the physical effort needed to achieve the same or greater walking speed, reflecting enhanced neuromuscular control.

•	Postural stability: The measurement of pelvic tilt; the control of the pelvis as weight shifts between legs during walking. Neural recovery is associated with greater balance and stability, while compensation presents as uncontrolled movement.

To evaluate these established hallmarks as a unified measure, the Global Statistical Test (GST), a multivariate method that produces a single measure of overall treatment effect, was utilized to compare the treatment effect of NVG-291 versus placebo.

Key Findings from Biomechanical Gait Analyses

In the Phase 1b/2a CONNECT SCI study in chronic tetraplegia (1-10 years post-injury; mean: 3.5 years post-injury), NVG-291 demonstrated a statistically significant treatment effect versus placebo on the multivariate analysis integrating the established hallmarks of genuine neural recovery:

•	Multivariate Global Treatment Effect (GTE): Integrating the established hallmarks of genuine neural recovery into a unified assessment, the GST demonstrated a statistically significant treatment effect favoring NVG-291 (GTE = +0.45; 95% CI: +0.15 to +0.72; p=0.0197), corresponding to a 72.7% probability of treatment benefit with NVG-291 versus placebo.

•	Responder Analysis: Based on the GST, 100% (10/10) of NVG-291 subjects were classified as responders across the composite of the recovery measures of coordination, mechanical effort, and postural stability, compared to just 10% (1/10) of placebo subjects (p=0.0001). A responder was classified as a subject who outperformed the majority of opposite-arm subjects across the composite.

•	Speed-Effort Dissociation: Among placebo subjects, gains in walking speed were statistically correlated with increased mechanical effort (peak knee angular velocity vs. speed: r=+0.83; p=0.003), consistent with compensation. This association was not observed in NVG-291 subjects, consistent with speed gains driven by restored neural control rather than compensatory effort.

•	Consistency Across Recovery Measures: The multivariate treatment effect was consistent across all three recovery measures, with each favoring NVG-291 with statistical significance versus placebo:

–	Coordination, measured by the hip-knee cyclogram perimeter (p=0.007)

–	Mechanical effort, measured by peak joint angular velocity composite (p=0.038)

–	Postural stability, measured by pelvic tilt (p=0.044)

Together, these biomechanical gait analyses provide objective and independent evidence of genuine neural recovery with NVG-291, reinforcing the observed clinical benefits in the Phase 1b/2a CONNECT SCI study. In April 2026, NervGen reported a successful End-of-Phase 2 meeting with the U.S. Food and Drug Administration (FDA) and announced alignment on RESTORE, the Company's Phase 3 registrational study evaluating NVG-291 in chronic tetraplegia. The Company plans to maintain dialogue with the FDA and is on track to initiate RESTORE in mid-2026 with site activation underway.

About NervGen

NervGen (NASDAQ: NGEN) is a clinical-stage biopharmaceutical company developing first-in-class neuroreparative therapeutics for spinal cord injury (SCI) and other neurotraumatic and neurologic conditions. The Company’s mission is to transform the lives of individuals living with SCI by enabling the nervous system to repair itself. NervGen’s lead therapeutic candidate, NVG-291, is a subcutaneously administered, neuroreparative peptide designed to target the inhibitory CSPG-PTPσ pathway. NVG-291 is the first pharmacologic candidate to improve function, independence, and quality of life in chronic tetraplegia, as demonstrated in the Phase 1b/2a CONNECT SCI study. NVG-291 has received Fast Track designation from the FDA and Orphan Drug designation from the European Medicines Agency for the treatment of SCI. Through NVG-291 and the Company’s next-generation candidate, NVG-300, NervGen is pursuing a pharmacologic approach to transform the treatment paradigm for neurotraumatic and neurologic conditions with significant unmet medical need. For more information, visit www.nervgen.com and follow NervGen on X and LinkedIn.

Cautionary Note Regarding Forward Looking Statements

This news release may contain "forward-looking information" and "forward-looking statements" within the meaning of applicable securities laws (collectively, "forward-looking statements"). Such forward-looking statements herein include but are not limited to, the Company's current and future plans, expectations and intentions, results, levels of activity, performance, goals or achievements, or any other future events or developments constitute forward-looking statements, and the words "may", "will", "would", "should", "could", "expect", "plan", "intend", "trend", "indication", "anticipate", "believe", "estimate", "predict", "likely" or "potential", or the negative or other variations of these words or other comparable words or phrases, are intended to identify forward-looking statements. Forward-looking statements include, without limitation, statements relating to: the significance and interpretation of the independent, blinded biomechanical gait analyses from the Phase 1b/2a CONNECT SCI study, including as evidence of genuine neural recovery with NVG-291; the therapeutic efficacy of NVG-291 and its potential to be a best-in-class and first-in-class restorative therapy for individuals living with chronic tetraplegia; the timing and status of the Company's initiation of the RESTORE registrational study in chronic tetraplegia and the activation of clinical sites; the Company's continued dialogue with the U.S. Food and Drug Administration; the Company's potential path to regulatory approval; and the potential therapeutic applications of NVG-291. Forward-looking statements are based on estimates and assumptions made by the Company in light of management's experience and perception of historical trends, current conditions and expected future developments, as well as other factors that we believe are appropriate and reasonable in the circumstances. In making forward-looking statements, the Company has relied on various assumptions, including, but not limited to: its ability to obtain future funding on favorable terms, if at all; the accuracy of its financial projections; obtaining positive results in its clinical trials; its ability to obtain necessary regulatory approvals; its ability to arrange for the manufacturing of its product candidates and technologies; and general business, market and economic conditions. Many factors could cause the Company's actual results, level of activity, performance or achievements or future events or developments to differ materially from those expressed or implied by the forward-looking statements, including without limitation, a lack of revenue, insufficient funding, reliance upon key personnel, the uncertainty of the clinical development process, competition, and other factors set forth in the "Risk Factors" section of the Company's most recently filed Annual Information Form, which is available under the Company’s profile on SEDAR+ at www.sedarplus.ca (which are also incorporated in the recently filed form 40-F available on the website of the U.S. Securities and Exchange Commission (the “SEC") at www.sec.gov), including the management’s discussion & analysis for the year-ended December 31, 2025 and subsequent filings with the SEC and on SEDAR+. Readers should not place undue reliance on forward-looking statements made in this news release. Furthermore, unless otherwise stated, the forward-looking statements contained in this news release are made as of the date of this news release, and the Company has no intention and undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable law. The forward-looking statements contained in this news release are expressly qualified by this cautionary statement.

Contacts

Huitt Tracey, Investors

htracey@nervgen.com

604.537.2094

David Schull or Ignacio Guerrero-Ros, Ph.D., Media

Russo Partners

David.Schull@russopartnersllc.com

Ignacio.Guerrero-Ros@russopartnersllc.com

858.717.2310